UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31274

SODEXHO ALLIANCE, SA
(Exact name of registrant as specified in its charter)

3, avenue Newton 78180 Montigny – le – Bretonneux France 011-33-1-30-85-75-00
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of € 4 each, traded in the form of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share.
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐
Rule 12h-6(b)	☐	Rule 12h-6(h)	☐

In this Form 15F, the term the “Company” or “Sodexho” refers to Sodexho Alliance, SA, alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “ordinary shares” or “shares” refers to ordinary shares of par value € 4 per share of the Company, and the term “ADSs” refers to American depositary shares each representing one ordinary share and evidenced by American depositary receipts (“ADRs”).

In this Form 15F, the term “SEC” or “Commission” refers to the Securities and Exchange Commission.

Part I

Item 1.  Exchange Act Reporting History

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on April 3, 2002 when its ADSs were listed on the New York Stock Exchange (“NYSE”).

Sodexho has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form.  Sodexho has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2.  Recent United States Market Activity

The Company has not sold securities in the United States in any registered offering under the Securities Act of 1933 (the “Securities Act”) other than to Sodexho’s employees, as that term is defined in Form S-8.  Prior to the filing of this Form 15F, the Company has filed a post-effective amendment to terminate the registration of unsold securities under each registration statement on Form S-8.

Sodexho does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3.  Foreign Listing and Primary Trading Market

The Company’s share capital consists of one class of ordinary shares.  The primary trading market for the ordinary shares is the Euronext in France.  The ordinary shares were initially listed on the Euronext (formerly, the Paris Bourse) in 1983.  The Company has maintained a listing of the ordinary shares on the Euronext (formerly, the Paris Bourse) since that time.

The ADSs, each representing one ordinary share of the Company, have been listed on the NYSE since April 3, 2002.  The Bank of New York is the Company’s depositary (the “Depositary”) issuing ADRs evidencing ADSs.  The Company voluntarily applied for delisting of its ADSs from the NYSE pursuant to Form 25 filed with the SEC on July 5, 2007.  The delisting became effective on July 15, 2007.

The percentage of trading in the class of ordinary shares that occurred on the Euronext as of a recent 12-month period was 96%.  The first and last day of the recent 12-month period were July 14, 2006 and July 13, 2007, respectively.

Item 4.  Comparative Trading Volume Data

The average daily trading volume (“ADTV”) of the ordinary shares in the United States during a recent 12-month period has been approximately 3.9% of the average daily trading volume of the Company’s ordinary shares on a worldwide basis for the same period.

On July 16, 2007, the Company’s ADSs and ordinary shares were delisted from the NYSE.  Thus, the first and last day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) were July 14, 2006 and July 13, 2007, respectively.

From July 14, 2006 to July 13, 2007, the average daily trading volume of ordinary shares was 16,988 in the United States (representing 16,988 ADSs) and 433,091 on a worldwide basis (including the United States).

From July 14, 2006 to July 13, 2007, the average daily trading volume of the ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was approximately 3.9%.

The Company will maintain a Level 1 sponsored American depositary receipt (“ADR”) facility for its ADSs with the Bank of New York and has not terminated such facility.

To determine whether the Company met the requirements of Rule 12h-6, the Company relied in good faith upon the following sources of trading volume information: (i) the New York Stock Exchange for ADSs and shares traded in the United States, and (ii) Euronext for ordinary shares traded on Euronext.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

Pursuant to Rule 12h-6(h), the Company published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of press releases issued on May 30, 2007, June 25, 2007, and July 16, 2007.  On these dates, such notices were posted on Sodexho’s website (www.sodexho.com) and submitted on Form 6-K to the SEC.

Item 8.  Prior Form 15 Filers

Not applicable.

Part II

Item 9.  Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.sodexho.com.

Part III

Item 10.  Exhibits

Not applicable.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.
The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sodexho Alliance, SA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Sodexho Alliance, SA certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Sodexho Alliance, SA

By:	/s/ Sîan Herbert-Jones
	Name:	Sîan Herbert-Jones
	Title:	Chief Financial Officer

Date:  July 16, 2007